Filed Pursuant to Rule 433

Registration No. 333-205558-02

Florida Power & Light Company

Pricing Term Sheet

November 13, 2017

Issuer: Florida Power & Light Company

Designation:	First Mortgage Bonds, 3.70% Series due December 1, 2047
Registration Format:	SEC Registered
Principal Amount:	$700,000,000
Date of Maturity:	December 1, 2047
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1, beginning June 1, 2018
Coupon Rate:	3.70%
Price to Public:	99.209% of the principal amount thereof
Benchmark Treasury:	2.750% due August 15, 2047
Benchmark Treasury Yield:	2.869%
Spread to Benchmark Treasury Yield:	87.5 basis points
Reoffer Yield:	3.744%
Trade Date:	November 13, 2017
Settlement Date:*	November 16, 2017
Redemption:	Redeemable at any time prior to June 1, 2047, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after June 1, 2047, at 100% of the principal amount plus any accrued and unpaid interest.
CUSIP / ISIN Number:	341081 FP7 / US341081FP71

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A” (stable)
Fitch Ratings, Inc.	“AA-” (stable)

Notice to Investors:	The following notice to investors is in addition to the notices to investors set forth under “Underwriting—Selling Restrictions” in the Issuer’s Preliminary Prospectus Supplement dated November 13, 2017.

Switzerland Selling Restrictions

The Issuer has not registered, and will not register, with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to the Issuer’s prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the First Mortgage Bonds have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the First Mortgage Bonds offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The First Mortgage Bonds may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. The Issuer’s prospectus supplement and the accompanying prospectus and any other materials relating to the First Mortgage Bonds are strictly personal and confidential to each offeree and do not constitute an offer to any other person. The Issuer’s prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offers described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. The Issuer’s prospectus supplement and the accompanying prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. The Issuer has not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in the Issuer’s prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Joint Book-Running Managers:

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

MUFG Securities Americas Inc.

Credit Agricole Securities (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

Commerz Markets LLC

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Santander Investment Securities Inc.

Synovus Securities, Inc.

Junior Co-Managers:

Drexel Hamilton, LLC

Guzman & Company

*       It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about November 16, 2017, which will be the third business day following the date of pricing of the First Mortgage Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the First Mortgage Bonds initially will settle in T+3, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**       A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated November 13, 2017.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.